POSITION DESCRIPTION OF THE CHAIR OF THE BOARD OF DIRECTORS OF
INTERTAPE POLYMER GROUP INC.

The Chair of the Board of Directors of Intertape Polymer Group Inc. (the “Corporation”) has the responsibility for:

1.

Providing leadership to the Board of Directors.

2.

Overseeing its effectiveness and ensuring that it meets its obligations and responsibilities.

3.

Monitoring and co-coordinating the functions of the Board of Directors with management of the Corporation.

4.

Chairing all Board of Directors and Shareholder meetings.

5.

Ensuring that adequate advance information is distributed to the Directors and that the Board of Directors receives regular updates on all issues important to the affairs of the Corporation.

6.

Meeting with members of the Board of Directors and each Board of Director committee to ensure full utilization of individual capacities and the optimum performance of the Board of Directors and each of its committees.

7.

Reviewing progress made by management of the Corporation in executing the Board of Directors' decisions and plans in conformity with the Corporation’s policies.

8.

Being available to provide counsel to management of the Corporation on major policy issues such as acquisitions, divestitures and financial structure.

9.

Participating in external activities involving the representation of the Corporation to its major stakeholders, including its shareholders, the financial community, governments and the public.

10.

At the request of the Board of Directors, undertaking specific assignments for the Board of Directors.